SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

OneSmart International Education Group Limited

(Name of Issuer)

Class A Ordinary Shares, par value $0.000001 per share

(Title of Class of Securities)

G6S54G109

(CUSIP Number)

December 31, 2019

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G6S54G109

1	Name of Reporting Person CW One Smart Limited
2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐
3	SEC Use Only
4	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 276,955,351. See Item 4.
	6	Shared Voting Power 0
	7	Sole Dispositive Power 276,955,351. See Item 4.
	8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 276,955,351. See Item 4.
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11

Percent of Class Represented by Amount in Row 9
6.6% of the Class A ordinary shares (or 4.3% of the total ordinary shares assuming conversion of all outstanding Class B ordinary shares into the same number of Class A ordinary shares). See Item 4.

12	Type of Reporting Person CO

CUSIP No. G6S54G109

1	Name of Reporting Person Chengwei Capital HK Limited
2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐
3	SEC Use Only
4	Citizenship or Place of Organization Hong Kong
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 276,955,351. See Item 4.
	6	Shared Voting Power 0
	7	Sole Dispositive Power 276,955,351. See Item 4.
	8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 276,955,351. See Item 4.
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11

Percent of Class Represented by Amount in Row 9
6.6% of the Class A ordinary shares (or 4.3% of the total ordinary shares assuming conversion of all outstanding Class B ordinary shares into the same number of Class A ordinary shares). See Item 4.

12	Type of Reporting Person CO

CUSIP No. G6S54G109

1	Name of Reporting Person Chengwei Evergreen Capital, L.P.
2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐
3	SEC Use Only
4	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 276,955,351. See Item 4.
	6	Shared Voting Power 0
	7	Sole Dispositive Power 276,955,351. See Item 4.
	8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 276,955,351. See Item 4.
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11

Percent of Class Represented by Amount in Row 9
6.6% of the Class A ordinary shares (or 4.3% of the total ordinary shares assuming conversion of all outstanding Class B ordinary shares into the same number of Class A ordinary shares). See Item 4.

12	Type of Reporting Person PN

CUSIP No. G6S54G109

1	Name of Reporting Person Chengwei Evergreen Management, LLC
2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐
3	SEC Use Only
4	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 276,955,351. See Item 4.
	6	Shared Voting Power 0
	7	Sole Dispositive Power 276,955,351. See Item 4.
	8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 276,955,351. See Item 4.
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11

Percent of Class Represented by Amount in Row 9
6.6% of the Class A ordinary shares (or 4.3% of the total ordinary shares assuming conversion of all outstanding Class B ordinary shares into the same number of Class A ordinary shares). See Item 4.

12	Type of Reporting Person CO

CUSIP No. G6S54G109

1	Name of Reporting Person EXL Holdings, LLC
2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐
3	SEC Use Only
4	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 276,955,351. See Item 4.
	6	Shared Voting Power 0
	7	Sole Dispositive Power 276,955,351. See Item 4.
	8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 276,955,351. See Item 4.
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11

Percent of Class Represented by Amount in Row 9
6.6% of the Class A ordinary shares (or 4.3% of the total ordinary shares assuming conversion of all outstanding Class B ordinary shares into the same number of Class A ordinary shares). See Item 4.

12	Type of Reporting Person CO

CUSIP No. G6S54G109

1	Name of Reporting Person Eric Xun Li
2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐
3	SEC Use Only
4	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 276,955,351. See Item 4.
	6	Shared Voting Power 0
	7	Sole Dispositive Power 276,955,351. See Item 4.
	8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 276,955,351. See Item 4.
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11

Percent of Class Represented by Amount in Row 9
6.6% of the Class A ordinary shares (or 4.3% of the total ordinary shares assuming conversion of all outstanding Class B ordinary shares into the same number of Class A ordinary shares). See Item 4.

12	Type of Reporting Person IN

CUSIP No. G6S54G109

Item 1(a).	Name of Issuer: OneSmart International Education Group Limited (the “Issuer”)
Item 1(b).	Address of Issuer’s Principal Executive Offices: 165 West Guangfu Road, Putuo District, Shanghai, People’s Republic of China

Item 2(a).

Name of Person Filing:
CW One Smart Limited

Chengwei Capital HK Limited

Chengwei Evergreen Capital, L.P.

Chengwei Evergreen Management, LLC

EXL Holdings, LLC

Eric Xun Li (collectively, the “Reporting Persons”)

Item 2(b).

Address of Principal Business Office or, if none, Residence:
The principal business office of CW One Smart Limited, Chengwei Capital HK Limited, Chengwei Evergreen Capital, L.P., Chengwei Evergreen Management, LLC, EXL Holdings, LLC and Eric Xun Li is Room 3303A The Centrium 60 Wyndham Street, Central, Hong Kong

Item 2(c)

Citizenship:
CW One Smart Limited — British Virgin Islands

Chengwei Capital HK Limited — Hong Kong

Chengwei Evergreen Capital, L.P. — Cayman Islands

Chengwei Evergreen Management, LLC — Cayman Islands

EXL Holdings, LLC — Cayman Islands

Eric Xun Li — United States of America

Item 2(d).

Title of Class of Securities:
Class A ordinary shares, par value $0.000001 per share

The Issuer’s ordinary shares consist of Class A ordinary shares and Class B ordinary shares. Each holder of Class A ordinary shares is entitled to one vote per share and each holder of Class B ordinary shares is entitled to twenty votes per share on all matters submitted to them for a vote. Issuer’s Class A ordinary shares and Class B ordinary shares vote together as a single class on all matters submitted to a vote of Issuer’s shareholders, except as may otherwise be required by law. Class B ordinary shares are convertible at any time by the holder thereof into Class A ordinary shares on a one-for-one basis. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

Item 2(e).	CUSIP Number: G6S54G109

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the persons filing is a:
Not applicable

CUSIP No. G6S54G109

Item 4.	Ownership:

For each Reporting Person:

	Class A ordinary shares		Class B ordinary shares	Total ordinary shares on the as- converted basis		Percentage of Aggregate Voting Power
(a) Amount beneficially owned	276,955,351	(1)	0	276,955,351	(1)	—
(b) Percent of class:	6.6	%(1)(2)	0%	4.3	%(1)(3)	0.6	% (4)
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote	276,955,351	(1)	0	276,955,351	(1)	—
(ii) Shared power to vote or to direct the vote	0		0	0		—
(iii) Sole power to dispose or to direct the disposition of	276,955,351	(1)	0	276,955,351	(1)	—
(iv) Shared power to dispose or to direct the disposition of	0		0	0		—

(1)         Represents (i) 31 Class A ordinary shares, and (ii) 276,955,320 Class A ordinary shares represented by ADSs, directly held by CW One Smart Limited. CW One Smart Limited is wholly owned by Chengwei Capital HK Limited, which is wholly owned by Chengwei Evergreen Capital, L.P. Chengwei Evergreen Management, LLC is the general partner and wholly controls Chengwei Evergreen Capital, L.P. Chengwei Evergreen Management, LLC is controlled by EXL Holdings, LLC, which is controlled by Mr. Eric Xun Li. Pursuant to Section 13(d) of the Act, CW One Smart Limited, Chengwei Capital HK Limited, Chengwei Evergreen Capital, L.P., Chengwei Evergreen Management, LLC, EXL Holdings, LLC and Eric Xun Li may be deemed to share beneficial ownership of the Class A ordinary shares held in OneSmart International Education Group Limited.

(2)         The percentage of class of securities beneficially owned by each Reporting Person is based on 4,175,279,867 Class A ordinary shares of the Issuer outstanding as of November 30, 2019, as described in the Form 20-F filed by the Issuer with the United States Securities and Exchange Commission (the “SEC”) on December 16, 2019.

(3)         The percentage of class of securities beneficially owned by each Reporting Person is based on a total of 6,472,121,883 ordinary shares (being the sum of 4,175,279,867 Class A ordinary shares and 2,296,842,016 Class B ordinary shares) of the Issuer outstanding as of November 30, 2019, as described in the Form 20-F filed by the Issuer with the SEC on December 16, 2019. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof.

(4)         For each Reporting Person, percentage of aggregate voting power is calculated by dividing the voting power beneficially owned by such Reporting Person by the voting power of all of the Issuer’s Class A and Class B ordinary shares as a single class. Each holder of Class A ordinary shares is entitled to one vote per share and each holder of Class B ordinary shares is entitled to twenty votes per share on all matters submitted to them for a vote.

Item 5.	Ownership of Five Percent or Less of a Class:
Not applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:
Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Controlling Person:
Not applicable

Item 8.	Identification and Classification of Members of the Group:
Not applicable

CUSIP No. G6S54G109

Item 9.	Notice of Dissolution of Group:
Not applicable

Item 10.	Certifications:
Not applicable

CUSIP No. G6S54G109

LIST OF EXHIBITS

Exhibit No.	Description
99.1	Joint Filing Agreement (incorporated by reference to Exhibit A to Schedule 13G filed on February 12, 2019 by the reporting persons with the United States Securities and Exchange Commission)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2020

CW One Smart Limited

	By:	/s/ Eric Xun Li
	Name:	Eric Xun Li
	Title:	Director

Chengwei Capital HK Limited

	By:	/s/ Eric Xun Li
	Name:	Eric Xun Li
	Title:	Director

Chengwei Evergreen Capital, L.P.

	By:	/s/ Eric Xun Li
	Name:	Eric Xun Li
	Title:	Director

Chengwei Evergreen Management, LLC

	By:	/s/ Eric Xun Li
	Name:	Eric Xun Li
	Title:	Director

EXL Holdings, LLC

	By:	/s/ Eric Xun Li
	Name:	Eric Xun Li
	Title:	Director

Eric Xun Li

/s/ Eric Xun Li